Exhibit 99.5

Postmedia Network Reports Second Quarter Results

April 11, 2013 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three and six months ended February 28, 2013.

Second Quarter Operating Results
Net loss in the quarter ended February 28, 2013 was $14.2 million compared to a net loss of $11.1 million in the same period in the prior year. The increase was primarily the result of foreign currency exchange losses partially offset by decreased losses on derivative financial instruments. Lower revenues in the quarter were offset by operating cost reductions.

Operating income of $5.8 million in the quarter increased $2.5 million compared to operating income of $3.3 million in the same period in the prior year.

Operating income before depreciation, amortization and restructuring of $25.2 million in the quarter represents a decrease of $0.1 million, relative to the same period in the prior year.

Revenue for the quarter was $178.8 million, a decrease of $19.8 million (10.0%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $16.9 million (13.8%) with the largest declines occurring in the classified and national advertising categories. Print circulation revenue decreased $3.3 million (6.5%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue increased $0.4 million (1.7%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization and restructuring decreased $19.7 million (11.4%) relative to the same period in the prior year. Expense reductions occurred in all operating expense categories including compensation, newsprint, distribution and other operating expenses.

Year-to-Date Operating Results
Net loss in the six months ended February 28, 2013 was $5.9 million compared to net earnings of $17.3 million in the same period in the prior year. The decrease was due in part to the gain on sale of the Times Colonist in Victoria and British Columbia-based community newspaper assets to Glacier Media Inc. recorded in the same period of the previous year.

Net loss from continuing operations was $5.9 million, compared to net earnings of $3.2 million in the same period in the prior year.

Operating income was $32.5 million, a decrease of $5.0 million relative to the same period in the prior year due to a decrease in revenue partially offset by lower operating expenses.

Operating income before depreciation, amortization and restructuring was $74.3 million, a decrease of $5.6 million relative to the prior year.

Revenue for the six months ended February 28, 2013 was $390.5 million, a decrease of $39.2 million (9.1%) relative to the same period in the prior year.  This decrease was primarily due to a decline in print advertising revenue of $33.6 million (12.4%) with the largest declines occurring in the classified and national advertising categories. Print circulation revenue decreased $8.3 million (7.9%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue increased $2.6 million (5.9%) relative to the same period in the prior year as a result of increases in local digital advertising revenue partially offset by declines in digital classified revenue.

Total operating expenses excluding depreciation, amortization and restructuring decreased $33.6 million (9.6%) relative to the same period in the prior year. Expense reductions occurred in all operating expense categories including compensation, newsprint, distribution and other operating expenses.

Business Transformation Initiatives
As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. During the three months ended February 28, 2013 the Company implemented transformation initiatives which will result in net annualized savings of approximately $16 million. This brings total net annualized cost savings, since the beginning of the program, to approximately $58 million.

Management Commentary
“As has been noted by several of our industry peers, the outlook remains unpredictable with respect to traditional revenue streams,” said Paul Godfrey, President and Chief Executive Officer. “We are pleased, however, with the substance of our transformation program which to date has exceeded expectations not only on the cost savings front but also the overall workings of our organization. We expect to continue that transformation and accelerate our initiatives in new areas of revenue generation including paid content.”

Also announced today, Jane Peverett has been appointed to the boards of both the Company and its subsidiary, Postmedia Network Inc.

“We are very pleased to welcome Ms. Peverett to our Boards of Directors,” said Paul Godfrey, President and CEO. “Postmedia Network will benefit from Ms. Peverett’s impressive financial and governance expertise.”

Ms. Peverett currently serves as a director on various corporate boards including: Encana Corporation, Northwest Natural Gas Company, Canadian Imperial Bank of Commerce, the B.C. Ferry Authority, and Associated Electric & Gas Insurance Services Limited. Ms. Peverett was President & Chief Executive Officer of BC Transmission Corporation from April 2005 to January 2009, and was previously Vice-President, Corporate Services and Chief Financial Officer. In addition, Ms. Peverett was the President of Union Gas Limited from April 2002 to May 2003 after serving in various senior roles within Westcoast Energy Inc.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, statements regarding the implementation and results of the Company’s transformation initiatives, including the realization of anticipated cost savings; competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended		For the six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Revenues
Print advertising	105,443	122,385	238,184	271,753
Print circulation	47,863	51,201	97,139	105,470
Digital	21,292	20,933	46,105	43,555
Other	4,220	4,123	9,062	8,954
Total revenues	178,818	198,642	390,490	429,732
Expenses
Compensation	81,172	90,176	164,120	177,297
Newsprint	9,856	12,633	21,964	27,267
Distribution	26,365	30,493	54,557	63,198
Other operating	36,240	40,052	75,558	82,035
Operating income before depreciation, amortization and restructuring	25,185	25,288	74,291	79,935
Depreciation	6,740	6,517	13,630	12,979
Amortization	10,834	10,836	21,568	21,857
Restructuring and other items	1,814	4,629	6,611	7,611
Operating income	5,797	3,306	32,482	37,488
Interest expense	15,606	14,799	31,773	31,636
Net financing expense related to employee benefit plans	383	975	766	1,950
(Gain) loss on disposal of property and equipment	(1,055)	35	(787)	35
(Gain) loss on derivative financial instruments	1,193	4,616	1,890	(5,424)
Foreign currency exchange (gains) losses	3,832	(6,054)	4,698	6,078
Earnings (loss) before income taxes	(14,162)	(11,065)	(5,858)	3,213
Provision for income taxes	-	-	-	-
Net earnings (loss) from continuing operations	(14,162)	(11,065)	(5,858)	3,213
Net earnings from discontinued operations, net of tax of nil	-	-	-	14,053
Net earnings (loss) attributable to equity holders of the Company	(14,162)	(11,065)	(5,858)	17,266

Earnings (loss) per share from continuing operations
Basic	$(0.35)	$(0.27)	$(0.15)	$0.08
Diluted	$(0.35)	$(0.27)	$(0.15)	$0.08
Earnings per share from discontinued operations
Basic	-	-	-	$0.35
Diluted	-	-	-	$0.35
Earnings (loss) per share attributable to equity holders of the Company
Basic	$(0.35)	$(0.27)	$(0.15)	$0.43
Diluted	$(0.35)	$(0.27)	$(0.15)	$0.42

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at February 28, 2013	As at August 31, 2012

Assets
Current Assets
Cash	51,518	22,189
Accounts receivable	88,895	90,923
Inventory	3,747	3,829
Prepaid expenses and other assets	10,060	10,258
Total current assets	154,220	127,199
Non-Current Assets
Property and equipment	256,471	267,491
Asset held-for-sale	-	23,139
Derivative financial instruments	22,218	24,108
Other assets	1,166	1,549
Intangible assets	358,612	377,862
Goodwill	223,500	223,500
Total assets	1,016,187	1,044,848

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	73,550	65,268
Provisions	21,872	29,888
Deferred revenue	25,466	25,915
Current portion of derivative financial instruments	3,209	6,069
Current portion of long-term debt	15,103	32,153
Total current liabilities	139,200	159,293
Non-Current Liabilities
Long-term debt	475,178	467,749
Derivative financial instruments	766	12,369
Other non-current liabilities	155,791	169,413
Provisions	922	1,588
Deferred income taxes	681	681
Total liabilities	772,538	811,093

Equity
Capital stock	371,132	371,132
Contributed surplus	8,442	7,888
Deficit	(128,920)	(139,357)
Accumulated other comprehensive loss	(7,005)	(5,908)
Total equity	243,649	233,755
Total liabilities and equity	1,016,187	1,044,848

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended		For the six months ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012

Cash Generated (Utilized) by:
Operating Activities
Net earnings (loss) attributable to equity holders of the Company	(14,162)	(11,065)	(5,858)	17,266
Items not affecting cash:
Depreciation	6,740	6,517	13,630	13,142
Amortization	10,834	10,836	21,568	21,912
(Gain) loss on derivative financial instruments	1,193	3,014	1,890	(8,015)
Non-cash interest	1,467	23	2,798	8,711
(Gain) loss on disposal of property and equipment	(1,055)	35	(787)	35
Non-cash foreign currency exchange (gains) losses	3,854	(6,805)	4,678	5,202
Gain on sale of discontinued operations	-	-	-	(17,109)
Share-based compensation plans and other long-term incentive plan expense (recovery)	57	167	935	(1,083)
Net financing expense relating to employee benefit plans	383	975	766	1,957
Non-cash compensation expense of employee benefit plans	-	-	1,052	-
Employee benefit funding in excess of compensation expense	(857)	(3,407)	-	(12,847)
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	-	(8,976)	-
Net change in non-cash operating accounts	12,252	15,755	2,238	(3,204)
Cash flows from operating activities	20,706	16,045	33,934	25,967

Investing Activities
Net proceeds received on the sale of discontinued operations	-	-	-	85,890
Net proceeds from the sale of property and equipment and asset held-for-sale	931	-	25,622	-
Additions to property and equipment	(1,670)	(2,441)	(4,306)	(3,940)
Additions to intangible assets	(1,667)	(2,122)	(2,623)	(3,622)
Cash flows from investing activities	(2,406)	(4,563)	18,693	78,328

Financing activities
Repayment of long-term debt	-	(9,856)	(23,187)	(100,681)
Debt issuance costs	(15)	-	(111)	(37)
Cash flows from financing activities	(15)	(9,856)	(23,298)	(100,718)

Net change in cash	18,285	1,626	29,329	3,577
Cash at beginning of period	33,233	12,434	22,189	10,483
Cash at end of period	51,518	14,060	51,518	14,060

Supplemental disclosure of operating cash flows
Interest paid	19,274	25,584	20,496	31,463
Income taxes paid	-	-	-	-